A-1/A
24-10166

07048987

March 27, 2007

RECEIVED
MAR 27 2007
DIVISION OF CORPORATION FINANCE
OFFICE OF EMERGING GROWTH COMPANIES

VIA FACSIMILE

Office of Small Business Administration
U.S. Securities and Exchange Commission
100 F. Street
Washington, D.C. 20549
Attn: Tom Kluck

RECD S.E.C.
MAR 27 2007
1080

Re: P&M Entertainment, Inc. (the "Company")

Dear Mr. Kluck:

As President of the Company, I hereby request the withdrawal of the following statement contained on the cover page of the Company's Amended Form 1-A Offering Statement filed with the SEC on March 8, 2007: "THIS OFFERING STATEMENT SHALL BECOME QUALIFIED ON THE 20TH CALENDAR DAY FOLLOWING THE FILING OF THIS ADMENDMENT."

Accordingly, please place the following delaying notation on the cover page of the Company's Amended Form 1-A Offering Statement: "THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A.

Thank you for your assistance.

Very truly yours,

Craig W. Price

CRAIG W. PRICE

PROCESSED
APR 02 2007
THOMSON
FINANCIAL

F:\P&M Entertainment, Inc.\Corresp\Delaying Notation Ltr 3.27.07 Doc

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